Exhibit 99.1

ParaZero Successfully Demonstrates its Counter-UAS System in France

Kfar Saba, Israel, July 20, 2026 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “company” or “ParaZero”), an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry, successfully demonstrated its DefendAir system in France.

The demonstration follows a series of high-profile live demonstrations, including successful showcases in Romania at BSDA for hundreds of NATO officials and senior Romanian military officers, as well as demonstrations in Tampa and participation at Modern Day Marine and SOF Week in the United States.

DefendAir was built for real-world operational scenarios - a practical, field-ready counter-UAS interception solution. As hostile drone threats continue to evolve rapidly, there is growing demand for effective last-layer defense capabilities. DefendAir provides a non-explosive, net-based interception system that neutralizes hostile drones with precision, full control, and significantly reduced collateral risk.

“From Europe to the United States, we are actively expanding DefendAir’s global footprint through live demonstrations, direct engagement with defense and security professionals, and increasing operational interest across multiple markets,” said Ariel Alon, CEO of ParaZero. “Counter-UAS is no longer theoretical - it is an operational necessity.”

The ability to stop the threat before it reaches soldiers, vehicles, facilities, or protected areas remains critical. ParaZero continues to position DefendAir as a proven, reliable solution for modern battlefield and homeland security requirements.

About ParaZero Technologies

ParaZero Technologies Ltd. (Nasdaq: PRZO) is an aerospace defense company pioneering smart, autonomous solutions for the global manned and unmanned aerial systems (UAS) industry. Founded in 2014 by aviation professionals and drone industry veterans, ParaZero is a recognized leader in advanced drone technologies, supporting commercial, industrial, and governmental operations worldwide. The company’s product portfolio includes SafeAir, an autonomous parachute recovery system designed for aerial safety and regulatory compliance; DefendAir, a counter-UAS net-launching platform for protection against hostile drones in both battlefield and urban environments; and DropAir, a precision aerial delivery system. ParaZero’s mission is to redefine the boundaries of aerial operations with intelligent, mission-ready systems that enhance safety, scalability, and security. For more information, visit https://parazero.com.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Forward-looking statements contained in this press release include, but are not limited to, statements regarding ParaZero’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property, products and its future results, operations and financial performance and condition and may be identified by the use of words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “do not believe,” “aim,” “predict,” “plan,” “project,” “continue,” “potential,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. For example, the Company is using forward-looking statements when it discusses actively expanding DefendAir’s global footprint through live demonstrations, direct engagement with defense and security professionals, and increasing operational interest across multiple markets and how it continues to position DefendAir as a proven, reliable solution for modern battlefield and homeland security requirements. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the SEC on March 26, 2026. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations
michal@efraty.com